PLADEO CORP.
Circuito Porta Vicenza 3108
Fracc. Porta Fontana
Leon, 37134
Mexico

January 9, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Pladeo Corp's - Registration Statement on Form S-1
    Filing No. 333-182714

Dear: Barbara C. Jacobs

In response to your letter dated January 04, 2013 which included comments regarding our registration statement, we have prepared the following responses:

PROSPECTUS COVER PAGE

1. As requested in prior comment 2, please explain or revise the reference to selling shareholders in the final paragraph on this page, given that you are registering a primary offering by the company. Your response states that you have made the requested changes, but we note no changes responsive to this comment in your revised document.

Response: We have revised and made the requested changes.

SUMMARY FINANCIAL INFORMATION, PAGE 5

2. Further to prior comment 3, please revise the statement that the information in this section is "derived from [y]our audited financial statements for the period from February 2, 2012 to July 31, 2012" to reflect the proper dates of the information presented and to avoid indicating that your interim financial statements for the three months ended July 31, 2012 have been audited.

Response: We have revised our document and made changes to avoid indicating that our interim financial statements for the three months ended July 31, 2012 have been audited.

3. Revise total expenses and net loss for the period from inception to October 31, 2012 to reconcile to your statements of operations on page F-4, which indicates that total operating expenses and net loss for this cumulative period was $8,506. Please also make corresponding changes to other references to cumulative net losses throughout your filing, such as those amounts disclosed on pages 8 and 14.

Response: Corrections has been made.

Thank you.

Sincerely,


/s/ Lisbeth Guerrero
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LISBETH GUERRERO
President